UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of: December 2016

Commission File Number:  001-37847

MOTIF BIO PLC

(Exact name of Registrant as specified in its charter)

125 Park Avenue

25th Floor, Suite 2622

New York, New York 10011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 22, 2016, Motif Bio plc (the “Company”) issued a press release announcing that all resolutions put to shareholders at the Company’s General Meeting were duly passed, a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K. On December 22, 2016, the Company also issued a press release announcing the conversion of certain convertible promissory notes, a copy of which is attached as Exhibit 99.2 to this Report on Form 6-K.

The information in this Report on Form 6-K, including Exhibits 99.1 and 99.2, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits

Exhibit Number	Exhibit Table

99.1	Press Release issued by Motif Bio plc, dated December 22, 2016, announcing the results of the Company’s General Meeting.

99.2	Press Release issued by Motif Bio plc, dated December 22, 2016, announcing the conversion of Convertible Promissory Notes, PDMR Dealing and Total Voting Rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: December 22, 2016	MOTIF BIO PLC

	By:	/s/ Graham Lumsden
Graham Lumsden
Chief Executive Officer